Exhibit e.8

Execution Copy

MARKETING AND ADMINISTRATIVE

SERVICES AGREEMENT

Lincoln Life & Annuity Company of New York (“Firm”) and VP Distributors, LLC (“Distributor”) mutually agree to the arrangements set forth in this Marketing and Administrative Services Agreement (the “Agreement”) effective as of May 8, 2014. Firm and the Distributor are referred to collectively herein as the “Parties.”

WHEREAS, Firm is the issuer of variable annuity contracts and variable life insurance policies (the “Contracts”);

WHEREAS, Firm has entered into a Participation Agreement, dated as of April 28, 2014 (the “Participation Agreement”), with Virtus Variable Insurance Trust, a Delaware statutory trust (the “Trust”) and Distributor, pursuant to which the Trust agreed to make shares of certain of its series, listed in Schedule A hereto, as such Schedule may be amended from time to time (the “Series”), available for purchase by one or more of Firm’s separate accounts or divisions thereof (each, a “Separate Account”) for Contract owners to allocate Contract value;

WHEREAS, Firm desires to provide for the marketing of the Series and provide certain administrative and recordkeeping services (collectively, the “Services”) to Contract owners in connection with their allocation of Contract value and purchase payments to the Series; and

WHEREAS, Distributor desires to compensate Firm in recognition of its provision of the Services;

NOW, THEREFORE, the Parties agree as follows:

I.	Representations and Warranties

A.	Firm represents and warrants that it is an insurance company licensed under the laws of the State of New York.

B.	Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Series in the form of commissions on brokerage transactions directed to it by a Series.

C.	Firm represents and warrants that it will not accept compensation for promoting or selling shares of the Series in the form of commissions directed to it by any Series from any broker or dealer which has executed portfolio securities transactions for that Series.

D.	Firm represents and warrants that it has not entered into any agreement with any Series or Distributor or any of Distributor’s affiliates pursuant to which that Series or Distributor or any of Distributor’s affiliates is expected to direct brokerage commissions to it to compensate it for promoting or selling any Series’ shares.

II.	Services; Payments

A.	Firm shall perform or provide for the performance of all Services with respect to Contract owner values and Firm’s assets from which investments in shares of the Series are made, including, without limitation, the following services:

1.	Maintaining separate records for each Contract owner, which shall reflect the Series shares purchased and redeemed with respect to and Series share balances attributable to such Contract owners. Firm will maintain an omnibus account with each Series on behalf of Contract owners, and such accounts shall be in the name of Firm (or its nominee) as the record owner of Series shares attributable to such Contract owners.

2.	Disbursing to or crediting to the benefit of Contract owners all proceeds of redemptions of shares of the Series in relation to Contract owner requests to redeem their Contract value and processing all dividends and other distributions reinvested in shares of the Series.

3.	Preparing and transmitting to Contract owners, as required by law, periodic statements showing allocations to sub-accounts investing in the Series, purchases and redemptions of Series shares and dividends and other distributions paid in relation to Contract owner transaction requests, and such other information as may be required, from time to time, by Contract owners.

4.	Generating written confirmations to Contract owners with respect to transactions relating to the Series, to the extent required by law.

5.	Administering the distribution to existing Contract owners of Series prospectuses, proxy materials, periodic reports to shareholders and other materials that the Series provide to their shareholders.

6.	Aggregating and transmitting purchase and redemption orders to the Series on behalf of, or with respect to, Contract owners.

7.	Providing marketing assistance.

8.	Maintaining and preserving all records required by law to be maintained and preserved in connection with providing the foregoing Services.

B.	The Distributor shall calculate the fee set forth in Schedule A at the end of each calendar quarter and will make such payment to Firm, without demand or notice by Firm, within 45 days thereafter, in a manner mutually agreed by the Parties from time to time.

C.	Firm will furnish to Distributor or its designees such information as Distributor or its delegates may reasonably request, and will otherwise cooperate with Distributor in the preparation of reports concerning this Agreement, as well as any other reports or filing that may be required by law.

III.	Nature of Payments for Services

The Parties to this Agreement recognize and agree that Distributor’s payments to Firm are for marketing and administrative services only and do not constitute payment in any manner for investment advisory services. The amount of the marketing and administrative expense payments made by Distributor to Firm pursuant to this Agreement are not intended to be, and shall not be deemed to be, indicative of Distributor’s or its affiliates’ bona fide profits or of the actual costs to Firm of providing marketing and administrative services to Distributor. To the extent that there is a Rule 12b-1 Plan currently in effect (a “Plan”) under the 1940 Act, with respect to the shares of any of the Series, a portion of the service fee hereunder with respect to such shares of such Series may be paid under the Plan, as determined by Distributor and to the extent permissible under applicable law.

IV.	Disclosure

Consistent with any current legal requirements or legal requirements as may become effective, including without limitation, the Securities Exchange Act of 1934, the rules thereunder and the applicable rules of any self-regulatory organization, in effect at any time during the term of this Agreement, or as requested by Contract owners, Firm agrees to provide written point of sale disclosure to its Contract owners describing the Services provided by it pursuant to this Agreement, the payments made by Distributor pursuant to this Agreement and any other matters required under applicable law, rule or regulation.

V.	Maintenance of Records

Each party shall maintain and preserve all records as required by law to be maintained and preserved in connection with providing the services described herein. Upon the reasonable request of Distributor, Firm will provide Distributor or its representative, copies of all such records.

VI.	Term and Termination

A.       This Agreement shall remain in full force and effect for a period of one year from the date hereof and shall be automatically renewed thereafter for successive one-year periods, unless otherwise terminated.

B.       This Agreement may be terminated with respect to any Series by Distributor or by Firm without penalty, upon sixty (60) days’ prior written notice to the other party.

C.       This Agreement will automatically terminate on the date of termination of the Participation Agreement.

VII.	Amendment; Entire Agreement

This Agreement constitutes the entire agreement between the Parties with respect to the Services and no modification, amendment or waiver of any of the provisions of this Agreement shall be effective unless made in writing specifically referring to this Agreement and signed by the Parties hereto.

VIII.	Notices

All notices and other communications to either Firm or Distributor will be duly given if mailed, or copied to the address set forth below, or at such other address as either party may provide in writing to the other party.

Insurance Company:

Lincoln Life & Annuity Company of New York

1300 S. Clinton Street

Fort Wayne, Indiana 46802

Attn: Funds Management

Distributor:

VP Distributors, LLC

c/o Virtus Investment Partners

100 Pearl Street

Hartford, CT 06103

Attention: Counsel

IX.	Miscellaneous

A.	Successors and Assigns. This Agreement shall be binding upon the Parties and their transferees, successors and permitted assigns. The benefits of and the right to enforce this Agreement shall accrue to the Parties and their transferees, successors and assigns. No party may assign, as that term is defined by and interpreted under the 1940 Act, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other party. The Company shall promptly notify the Fund and the Distributor of any change in control of the Company.

B.	Intended Beneficiaries. Nothing in this Agreement shall be construed to give any person or entity other than the Parties, any legal or equitable claim, right or remedy. Rather, this Agreement is intended to be for the sole and exclusive benefit of the Parties.

C.	Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall together constitute one and the same instrument.

D.	Applicable Law. To the extent that state law is not preempted by the provisions of any law of the United States heretofore or hereafter enacted, as the same may be amended from time to time, this Agreement shall be interpreted, construed, and enforced in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof.

E.	Severability. This Agreement shall be severable as it applies to each Series, and action on any matter shall be taken separately for each Series affected by the matter. If any portion of this Agreement shall be found to be invalid or unenforceable by a court or tribunal or regulatory agency of competent jurisdiction, the remainder shall not be affected thereby, but shall have the same force and effect as if the invalid or unenforceable portion had not been inserted.

[Signature page follows.]

IN WITNESS WHEREOF, each of the Parties has caused this Agreement to be executed in its name and on its behalf by its duly authorized representative as of May 8, 2014.

Lincoln Life & Annuity Company of New York

/s/ Daniel R. Hayes

By:	Daniel R. Hayes

Title:	Vice President

Date:	May 6, 2014

VP Distributors, LLC

By:	/s/ Heidi Griswold

Title:	VP, Mutual Fund Services

Date:	May 8, 2014

SCHEDULE A

Series	Share Class	Fee
		Rule 12b-1 Fees	Other	Total
Virtus Capital Growth Series	A	25 bps	20 bps	45 bps
Virtus Capital Growth Series	I	0 bps	20 bps	20 bps
Virtus Growth & Income Series	A	25 bps	20 bps	45 bps
Virtus Growth & Income Series	I	0 bps	20 bps	20 bps
Virtus International Series	A	25 bps	20 bps	45 bps
Virtus International Series	I	0 bps	20 bps	20 bps
Virtus Multi-Sector Fixed Income Series	A	25 bps	20* bps	45* bps
Virtus Multi-Sector Fixed Income Series	I	0 bps	20* bps	20* bps
Virtus Premium AlphaSector® Series	A	25 bps	25 bps	50 bps
Virtus Premium AlphaSector® Series	I	0 bps	25 bps	25 bps
Virtus Real Estate Securities Series	A	25 bps	20 bps	45 bps
Virtus Real Estate Securities Series	I	0 bps	20 bps	20 bps
Virtus Small-Cap Value Series	A	25 bps	20 bps	45 bps
Virtus Small-Cap Value Series	I	0 bps	20 bps	20 bps
Virtus Small-Cap Growth Series	A	25 bps	20 bps	45 bps
Virtus Small-Cap Growth Series	I	0 bps	20 bps	20 bps
Virtus Strategic Allocation Series	A	25 bps	20 bps	45 bps
Virtus Strategic Allocation Series	I	0 bps	20 bps	20 bps

* For any quarter during the term of this Agreement in which the Firm’s average daily net assets invested in Virtus Multi-Sector Fixed Income Series are at least $125 million, the fee applicable to all of the Firm’s assets in that Series will be 25 basis points.